UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JMP Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46629U107

(CUSIP Number)

Scott Solomon

Managing Director and Chief Legal Officer

JMP Group Inc.

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (”act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act.

CUSIP No. 46629U107

1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Craig R. Johnson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only

4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

6)	Citizenship or Place of Organization USA

Number of shares beneficially owned by Each Reporting Person with:	7) Sole Voting Power: 333,658 (a) (b)
8) Shared Voting Power: 876,782 (a) (b)
9) Sole Dispositive Power: 333,658 (a) (b)
10) Shared Dispositive Power: 876,782 (a) (b)

11)	Aggregate amount beneficially owned by each reporting person 1,210,440 (a) (b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 5.31% (a)
14)	Type of reporting person (see instructions) IN

Notes:

(a)

As of March 5, 2013, Mr. Johnson’s beneficial ownership includes (i) 876,782 shares of common stock held by the Johnson Revocable Trust, UAD 7/2/97; (ii) 238,938 shares of common stock owned by Mr. Johnson directly; and (iii) 94,720 shares of common stock underlying vested options.

(b)

Excluded from Mr. Johnson’s beneficial ownership are: (i) 63,719 company performance-based restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan which will vest assuming both the following criteria are met: 1) the company performance goal is met and 2) continuous service through December 31, 2014; (ii) 9,199 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest on December 31, 2014; (iii) 1,633 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest on December 31, 2015; (iv) an award of 75,000 stock performance-based options granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2015; (v) an award of 60,000 stock performance-based options granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2016; and (vi) 36,813 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 50% on December 31, 2014 and December 31, 2015

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of JMP Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2. Identity and Background.

(a)-(c)

This Statement is filed by Craig R. Johnson (the “Reporting Person”), with a business address at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111 and who is the Vice Chairman and Chairman of Harvest Capital Strategies of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On March 12, 2013, the Johnson Revocable Trust, UAD 7/2/97, acquired 20,000 shares of Common Stock at a price per share of $6.52 in open market or private purchases; and

On March 12, 2013 the Reporting Person acquired 4,600 shares of Common stock at a price per share of $6.35 and 400 shares of Common Stock at a price of $6.26 in open market or private purchases

On December 31, 2013, the Reporting Person acquired, net after the withholding of shares to cover withholding taxes payable upon vesting of restricted stock, beneficial ownership of 5,163 shares of Common Stock through the vesting of the restricted stock units granted on February 11, 2013.

In no case were funds or other consideration paid by the Reporting Person. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

Purchases of shares made through open market purchases by the trust were based on the trustee’s evaluation of the market price of shares on the New York Stock Exchange at the time.

Purchases of shares made through open market purchases by the Reporting Person were based on the Reporting Person’s evaluation of the market price of shares on the New York Stock Exchange at the time.

Other than set forth above and in his capacity as Vice Chairman and Chairman of Harvest Capital Strategies of the Issuer, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

As of December 31, 2013, there were 22,780,052 shares of Common Stock issued and outstanding. As of December 31, 2013, the Reporting Person is the beneficial owner of 1,210,440 shares of Common Stock, which represents 5.31% of the outstanding shares of Common Stock. Such amount includes (i) 876,782 shares of common stock held by the Johnson Revocable Trust, UAD 7/2/97; (ii) 238,938 shares of common stock owned by Mr. Johnson directly; and (iii) 94,720 shares of common stock underlying vested options.

Excluded from the Reporting Person’s beneficial ownership are: (i) 63,719 company performance-based restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan which will vest assuming both the following criteria are met: 1) the company performance goal is met and 2) continuous service through December 31, 2014; (ii) 9,199 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest on December 31, 2014; (iii) 1,633 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest on December 31, 2015; (iv) an award of 75,000 stock performance-based options granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2015; (v) an award of 60,000 stock performance-based options granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2016; and (vi) 36,813 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 50% on December 31, 2014 and December 31, 2015.

(b)	The information on the cover page of this Schedule is incorporated herein by reference.

(c)

There have been no transactions by the Reporting Person (either directly or indirectly through individuals, corporations and other entities through which the Reporting Person may possess the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Vice Chairman of the board of directors and Chairman of Harvest Capital Strategies of the Issuer.

Item 7. Material to be filed as Exhibits

N.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

By:	/s/: Craig R. Johnson
Name: Craig R. Johnson
Title: Vice Chairman and Chairman of Harvest Capital Strategies